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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                                (Amendment No. 1)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           CENTRAL FEDERAL CORPORATION
                              (Name of the Issuer)

                           Central Federal Corporation
                       (Names of Person Filing Statement)

                     Common Stock, par value $0.0l per share
                         (Title of Class of Securities)

                                    15346Q103
                      (CUSIP Number of Class of Securities)

                                Eloise L. Mackus
                           Central Federal Corporation
                                 2923 Smith Road
                              Fairlawn, Ohio 44333
                                  330.666.7979

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:
                               Stanley E. Everett
                Brouse McDowell, A Legal Professional Association
                        Suite 500, 388 South Main Street
                             Akron, Ohio 44311-4407
                                  330.535.5711

This statement is filed in connection with (check the appropriate box):

[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934
[ ] The filing of a registration statement under the Securities Act of 1933
[ ] A tender offer
[ ] None of the above


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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X}

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

--------------------------------------------------------------------------------

        Transaction Valuation*                    Amount of Filing Fee**
--------------------------------------------------------------------------------

              $1,395,683                                  $245.91
--------------------------------------------------------------------------------

   * Central Federal Corporation will purchase approximately 96,254 shares of its common stock for $14.50 per share for a total Transaction Valuation of $1,395,683. This Transaction Valuation is a reduction from the anticipated Transaction Valuation of $1,940,811 when the Schedule 13E-3 was filed on November 24, 2004. These are shares comprised of fractional interests resulting from a one-for-500 reverse stock split of the Company's common stock. The price to be paid per share is the fair market value determined by an appraisal; such price exceeds the highest closing price on any day during the thirty-day (30-day) period prior to November 18, 2004, the date of the appraisal.

  ** Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the Amount of
     Filing Fee has been calculated by multiplying $1,940,811, the Transaction Valuation at the time of filing on November 24, 2004, by 0.00012670

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form and Schedule and the date of its filing.


     Amount Previously Paid:   $245.91               Filing Party: Central Federal
                                                                   Corporation
     Form or Registration No.: Schedule 13E-3;       Date Filed:   November 24, 2004
                               File No. 5-55853





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                                  INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") is submitted by Central Federal Corporation, a Delaware corporation (the "Company"). This Statement relates to a proposed amendment to the Company's Certificate of Incorporation (the "Certificate of Incorporation") to effect a one-for-500 reverse stock split of the Company's common stock and a proportionate, corresponding reduction in the authorized shares of its capital stock (the "Charter Amendment").

On October 22, 2004, the Company's Board of Directors unanimously approved the Charter Amendment and called for consideration of the Charter Amendment at a special meeting of stockholders (the "Special Meeting").

On November 18, 2004, the Board determined the fair market price for the redemption of fractional shares to be $14.50 per pre-split share, based upon an appraisal received from Donnelly, Penman & Partners, an independent valuation firm, in which the fair market value was determined to be $14.04 per share as of November 15, 2004. The Board added a premium of $0.46 per share to the fair market value to arrive at a redemption price of $14.50 per pre-split share for any fractional share resulting from the split.

If approved by the stockholders, the Charter Amendment will be filed with the Secretary of State of the State of Delaware on or about _________, 2005. The Charter Amendment will be effective on the date it is accepted for filing by the Secretary of State.

This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's preliminary proxy statement for the Special Meeting (the "Proxy Statement") was filed with the Securities and Exchange Commission (the "Commission") on November 24, 2004, and Amendment No. 1 thereto was filed immediately prior to the filing of this Statement on January 12, 2005.

Item 1   Summary Term Sheet

         The information set forth in the Proxy Statement under the caption "Summary Term Sheet," beginning on page 2 is incorporated herein by reference.

Item 2   Subject Company Information

          (a) Names and Addresses. The information set forth on the cover page of the Proxy Statement is incorporated herein by reference.

          (b) Securities. The information set forth in the Proxy Statement under the caption "Trading, Market Prices and Dividends" on page 25 is incorporated herein by reference.

          (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "Trading, Market Prices and Dividends" on page 25 is incorporated herein by reference.

          (d) Dividends. The information set forth in the Proxy Statement under the caption "Trading, Market Prices and Dividends" on page 25 is incorporated herein by reference.

          (e)  Prior Public Offerings. Not applicable.

          (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "Prior Stock Purchases" on page 26 is incorporated herein by reference.



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Item 3   Identity and Background of Filing Persons

          (a) Names and Address. Central Federal Corporation, the subject company, is the only filing person. The information set forth on the cover page of the Proxy Statement is incorporated herein by reference.

          (b)  Business and Background of Entities. Not applicable

          (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption "Directors and Executive Officers" beginning on page 26 is incorporated herein by reference.

Item 4   Terms of the Transaction

          (a) Material Terms. The information set forth in the Proxy Statement under the captions: "Summary Term Sheet" beginning on page 2, "Special Factors - Purposes of and Reasons for the Transaction" beginning on page 8, "- Effects of the Transaction on the Company" beginning on page 9, "- Effects of the Transaction on Stockholders" beginning on page 10 and "- United States Federal Income Tax Consequences of the Transaction" on page 11 and "Amendment to Certificate of Incorporation" beginning on page 22 is incorporated herein by reference.

          (c) Different Terms. The information set forth in the Proxy Statement under the caption "Amendment to Certificate of Incorporation - Description of the Transaction" beginning on page 22 is incorporated herein by reference.

          (d) Appraisal Rights. The information set forth in the Proxy Statement under the captions "Amendment to Certificate of Incorporation - No Appraisal Rights" on page 25 and "Summary Term Sheet - Do I Have Appraisal Rights in Connection with the Reverse Stock Split?" on page 4 is incorporated herein by reference.

          (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption "Amendment to Certificate of Incorporation - Description of the Transaction" beginning on page 22 is incorporated herein by reference.

          (f)  Eligibility for Listing or Trading. Not applicable

Item 5   Past Contracts, Transactions, Negotiations and Agreements

          (a) Transactions. The information set forth in the Proxy Statement under the caption "Directors and Executive Officers - Certain Relationships and Related Transactions" on page 28 is incorporated herein by reference.

          (b)  Significant Corporate Events. Not applicable

          (c)  Negotiations or Contacts. Not applicable.

          (e) Agreements Involving the Company's Securities. The information set forth in the Proxy Statement under the caption "Stock Ownership - Equity Compensation Plan Information" on page 30 is incorporated herein by reference.

Item 6   Purposes of the Transaction and Plans or Proposal

          (b) Use of Securities Acquired. Use of Securities Acquired. The information set forth in the Proxy Statement under the caption "Amendment to Certificate of Incorporation - Description

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               of the Transaction - Authorized Capital Stock Following the
               Reverse Stock Split Will Not Change" on page 23 is incorporated herein by reference.

          (c)  Plans

               (1) The information set forth in the Proxy Statement under the caption "Amendment to Certificate of Incorporation - Description of the Transaction" beginning on page 22 is incorporated herein by reference.

               (2) The information set forth in the Proxy Statement under the caption "Amendment to Certificate of Incorporation - Description of the Transaction" beginning on page 22 is incorporated herein by reference.

               (3)  Not applicable

               (4)  Not applicable

               (5)  Not applicable

               (6) The information set forth in the Proxy Statement under the caption "Special Factors - Effects of the Transaction on the Company" beginning on page 9 is incorporated herein by reference.

               (7) The information set forth in the Proxy Statement under the caption "Special Factors - Effects of the Transaction on the Company" beginning on page 9 is incorporated herein by reference.

               (8) The information set forth in the Proxy Statement under the caption "Special Factors - Effects of the Transaction on the Company" beginning on page 9 is incorporated herein by reference.

Item 7   Purposes, Alternatives, Reasons and Effects

          (a) Purposes. The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Transaction " beginning on page 6 and " - Purposes of and Reasons for the Transaction" on page 8 is incorporated herein by reference.

          (b) Alternatives. The information set forth in the Proxy Statement under the caption "Special Factors - Alternatives Considered" beginning on page 8 is incorporated herein by reference.

          (c) Reasons. The information set forth in the Proxy Statement under the caption "Special Factors - Purposes of and Reasons for the Transaction" on page 8 is incorporated herein by reference.

          (d) Effects. The information set forth in the Proxy Statement under the captions "Special Factors - Effects of the Transaction on the Company" beginning on page 9 "- Effects of the Transaction on Stockholders" beginning on page 10 and " - United States Federal Income Tax Consequences of the Transaction" on page 11 is incorporated herein by reference.

Item 8   Fairness of the Transaction

          (a) Fairness. The information set forth in the Proxy Statement under the captions "Special Factors - Fairness of the Transaction to Stockholders" beginning on page 12 and " - Opinion of Financial Advisor" beginning on page 16 is incorporated herein by reference.
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          (b)  Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Special Factors
               - Fairness of the Transaction to Stockholders" beginning on page 12 and " - Opinion of Financial Advisor" beginning on page 16 is incorporated herein by reference.

          (c) Approval of Security Holders. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - What Vote is Required to Approve the Proposal?" on page 2 is incorporated herein by reference.

          (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the caption "Amendment to Certificate of Incorporation - Description of the Transaction - Unaffiliated Stockholders" on page 23 is incorporated herein by reference.

          (e) Approval of Directors. The information set forth in the Proxy Statement under the caption "Special Factors - Fairness of the Transaction to Stockholders - Procedural Fairness" beginning on page 12 is incorporated herein by reference.

          (f) Other Offers. The information set forth in the Proxy Statement under the caption "Special Factors - Fairness of the Transaction to Stockholders - Other Offers" on page 15 is incorporated herein by reference.

Item 9   Reports, Opinions, Appraisals and Negotiations

          (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption "Special Factors - Opinion of Financial Advisor" beginning on page 16 is incorporated herein by reference.

          (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption "Special Factors - Opinion of Financial Advisor" beginning on page 16 is incorporated herein by reference.

          (c) Availability of Documents. The information set forth in the Proxy Statement under the caption "Special Factors - Opinion of Financial Advisor" beginning on page 16 is incorporated herein by reference.

Item 10  Source and Amount of Funds or Other Consideration

          (a) Source of Funds. The information set forth in the Proxy Statement under the caption "Amendment to Certificate of Incorporation - Description of the Transaction - Source of Funds and Expenses" on page 24 is incorporated herein by reference.

          (b)  Conditions. None

          (c) Expenses. The information set forth in the Proxy Statement under the caption "Amendment to Certificate of Incorporation - Description of the Transaction - Source of Funds and Expenses" on page 24 is incorporated herein by reference.

          (d)  Borrowed Funds. Not applicable

Item 11  Interest in Securities of the Subject Company

          (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "Stock Ownership - Security Ownership Of Directors And Executive Officers" on page 29 and " - Equity Compensation Plan Information" on page 30 is incorporated herein by reference.

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          (b)  Securities Transactions. The information set forth in the Proxy
               Statement under the caption "Recent Securities Transactions" on page 26 is incorporated herein by reference.

Item 12  The Solicitation or Recommendation

          (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions "Amendment to Certificate of Incorporation - Description of the Transaction - Source of Funds and Expenses" on page 24 and "Summary Term Sheet - What is the Voting Recommendation of the Board of Directors?" on page 5 is incorporated herein by reference.

          (e) Recommendations of Others. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - What is the Voting Recommendation of the Board of Directors?" on page 5 is incorporated herein by reference.

Item 13  Financial Statements

          (a) Financial Information. The information set forth in the Proxy Statement under the caption "Financial Statements" beginning after page 31 is incorporated herein by reference.

          (b) Pro Forma Information. The information set forth in the Proxy Statement under the caption "Pro Forma Information" beginning after the financial statements, which begin after page 31, is incorporated herein by reference.

Item 14  Persons/Assets, Retained, Employed, Compensated or Used

          (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Who is Soliciting Proxies and Paying Solicitation Costs?" on page 3 is incorporated herein by reference.

          (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Who is Soliciting Proxies and Paying Solicitation Costs?" on page 3 is incorporated herein by reference.

Item 15  Additional Information

          (b)  Other Material Information. None

Item 16  Exhibits

          (a) Disclosure Materials. Amendment No. 1 to the Company's Preliminary Proxy Statement, including all appendices thereto, and related Notice of Annual Meeting of Stockholders (incorporated by reference to Amendment No. 1 to Preliminary Proxy Statement filed with the Commission on January 12, 2005)

          (b)  Loan Agreement. None

          (c)  Report, Opinion or Appraisal.

               (i) Fairness Opinion Letter of Donnelly, Penman & Partners, dated November 18, 2004
               (ii) Valuation Report of Donnelly, Penman & Partners, dated
                    November 18, 2004

          (d)  Contracts, Arrangements or Understandings.  None

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               (f)  Statement of Appraisal Rights. None

               (g)  Oral Solicitation Material. None

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Central Federal Corporation


                                             By:   /s/David C. Vernon
                                                   --------------------------
                                                      David C. Vernon
                                                      Chairman, President and
                                                      Chief executive Officer

                                             Date: January 12, 2005